Exhibit 99.3

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Resolution approved at meeting
of Note Holders
Brisbane, Australia — 29 August 2011: Metal Storm Limited advises that Note Holders have approved the amendment to the Convertible Note Terms at the meeting of Note Holders held in Brisbane today.
The approval of Note Holders is subject to the Company obtaining Shareholder approval for a similar resolution to amend the Note Terms. A meeting of Shareholders has been convened for 12:00pm midday today to seek that approval.
The outcome of the Shareholder meeting will be advised at the conclusion of that meeting.
Set out below is the text of the resolution approved by Note Holders, the proxy information and the voting results.
Approval of amendment to the Note Terms
To consider and, if thought fit, pass the following as an Extraordinary Resolution:
That, subject to the satisfaction of the Condition set out below, for the purposes of clauses 15.11(c), 15.11(d) and 17.1(e) of the Trust Deed and for all other purposes, Note Holders:
(a)	approve the modification of the definition of Maturity Date in clause 1.1 of the Note Terms by deleting the words “1 September 2011” and inserting the words “1 March 2012” in their place; and

(b)	authorise the Trustee to effect the amendment referred to in paragraph (a) by executing the Amendment Deed.
     Condition:
The approval of Note Holders to the Resolution is subject to the Company obtaining Shareholder approval to amend the Note Terms in the manner described in the Resolution.
The Condition will be satisfied when Shareholder approval is obtained or if ASX advises prior to the date of the Note Holder meeting that it does not require Shareholder approval.
Proxy information

Proxies to vote for	16,753,873
Proxies to vote against	9,968
Proxies to abstain	120
Proxies to vote at the proxy’s discretion	78,814
Total proxy votes exercisable	16,842,655

Metal Storm Limited
ACN 064 270 006

Voting results

Votes cast in favour	16,976,723 (99.9%)
Votes cast against	9,968 (0.1%)
Votes abstaining	120
This resolution was decided by poll in accordance with section 15.7(d) of the Convertible Notes Trust Deed.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.